Infrastructure, buildings, environment, communications	ARCADIS G&M, Inc. 630 Plaza Drive Suite 200 Highlands Ranch Colorado 80129-2377 Tel 720.344.3500 Fax 720.344.3535 www.arcadis-us.com

PRESS RELEASE

ARCADIS EXPANDS IN FLORIDA INFRASTRUCTURE MARKET

ARNHEM, The Netherlands—August 4, 2003—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that as part of its continuing strategy to expand in the United States infrastructure market, it has executed a definitive purchase agreement with Lawson, Noble & Webb, Inc. (LNW). LNW is a diversified consulting engineering firm specializing in transportation and land development services with expertise in civil engineering and surveying. LNW has 125 employees who generate annual gross revenues of US$ 10 million. The closing of the LNW deal is scheduled for the end of August 2003. Other financial details about the acquisition were not disclosed.

Recently, ARCADIS also closed the acquisition of Reese, Macon Associates (RMA), which has 10 employees and annual gross revenues of US$ 2 million. RMA is primarily active in the water and wastewater market, also in Florida. These two acquisitions bring the total employee count of ARCADIS in the United States to approximately 2,100.

Harrie Noy, Chairman of ARCADIS' Executive Board said, "These acquisitions are part of our strategy to strengthen our position in the U.S. market. It constitutes an expansion of our infrastructure activities to Florida, one of the fastest growing states in the U.S. Through these acquisitions, we will benefit from the infrastructure investments associated with this rapid growth. The two firms also offer us the opportunity to promote other ARCADIS services in Florida. We will continue to pursue additional acquisition opportunities both in the U.S. and Europe."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate EUR 850 million in annual revenues. There are 8,500 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These and other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

For more information contact:

Joost Slooten of ARCADIS NV, phone: *31-26-3778604, e-mail: j.slooten@arcadis.nl or Andrew Reed of ARCADIS at 720.344.3500 or e-mail at areed@arcadis-us.com

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